UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER
FORM 12b-25	001-31579
CUSIP NUMBER
NOTIFICATION OF LATE FILING	25811P886

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Doral Financial Corporation (the “Company”) was not able to timely file with the Securities and Exchange Commission (the “Commission”) its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 because of a delay in the preparation of its unaudited consolidated financial statements for such quarter.

This delay primarily resulted from (i) the Company commencing the process of preparing the unaudited financial statements and related Management Discussion and Analysis disclosure for the first quarter of 2012 two weeks later than normal due to the additional time necessary to complete the Annual Report on Form 10-K for the year ended December 31, 2011, which report was filed on March 30, 2012 rather than March 15, 2012, (ii) additional work being undertaken concerning management’s assessment of the Company’s allowance for loan and lease losses as of quarter end, and (iii) additional work being undertaken in the accounting of the Closing Agreement entered into on March 26, 2012 between the Company (and its Puerto Rico operating subsidiaries) and the Commonwealth of Puerto Rico in which the Commonwealth of Puerto Rico recognized a prepayment of income taxes of approximately $230 million from the Company related to past overpayment of taxes.

The Company expects to file the Quarterly Report on Form 10-Q within five (5) calendar days of its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Wahlman Executive Vice President and Chief Financial Officer	(787)	474-6296
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

Based on the presently available information, the Company estimates that it will report net income of approximately $2.6 million for the quarter ended March 31, 2012, compared to net income of approximately $3.3 million for the quarter ended March 31, 2011. This estimate is based on preliminary information and as such is subject to change as Company continues to work on the preparation of its unaudited consolidated financial statements.

DORAL FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2012	By:	/s/ Robert Wahlman
Robert Wahlman Executive Vice President and Chief Financial Officer